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FOR IMMEDIATE RELEASE
                                  CONTACT:   DICK KOSMICKI
                                             AT DILENSCHNEIDER GROUP
                                             (212)922-0900

                       ECKLER INDUSTRIES SIGNS LETTER OF INTENT
                     TO COMBINE WITH SMART CHOICE HOLDINGS, INC.


    TITUSVILLE, FL, October 29, 1996 --  Eckler Industries, Inc. (NASDAQ:
ECKL) today announced that it has signed a letter of intent to combine with Smart Choice Holdings, Inc. by issuing 6.5 million shares of Eckler common stock in exchange for all the stock of Smart Choice.

    The proposed combination is subject to a number of conditions including entering into a definitive agreement and the receipt by Eckler of a fairness opinion from their investment banker. Smart Choice has retained Raymond James Financial as a financial advisor and will continue to be a financial advisor for the combined company which will be known as Smart Choice Holdings, Inc.

    Smart Choice Holdings is a privately held company organized to consolidate companies in the automobile industry. Smart Choice operations will include an insurance agency, warranty sales and dealer training services.

    The automobile business, one of America's largest industries, is undergoing significant changes. With the advent of public ownership of automobile dealerships a major consolidation is underway. There have been several recent public offerings of automobile dealership groups that have received widespread acceptance by the financial community. Smart Choice is poised to take advantage of this consolidation opportunity with its acquisition strategies.

    The public company will continue to be headquartered in Titusville, FL, and will be reorganized into a holding company that will encompass four divisions; Corvette parts and accessories, new car sales, used car sales, insurance and auto finance.

    Ralph Eckler commented: "This transaction will allow the combined company greater access to the capital markets and significantly increase the size and scope of our company. We believe that this opportunity will increase shareholder value and allow Eckler to expand the products it can offer its customers; i.e., the sale, refurbishing and financing of Corvettes. We are all very excited about this tremendous opportunity to significantly expand our company in the automobile business."

    Eckler Industries is a leading supplier of Corvette parts and accessories with over 95,000 customers.